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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-50450
CUSIP NUMBER 683707103

(Check one):	☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	May 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Open Energy Corporation
Full Name of Registrant

Former Name if Applicable

514 Via De La Valle, Suite 200
Address of Principal Executive Office (Street and Number)

Solana Beach, California 92075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant needed additional time to finalize its annual report on Form 10-KSB as it needs additional time to finalize its financials, and could not timely file such annual report without unreasonable effort or expense.  Registrant intends to file its annual report on Form 10-KSB as soon as practicable following consultation with its independent registered public accounting firm.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Aidan H. Shields	858	794-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table sets forth certain anticipated consolidated statements of operations data for the Company for the fiscal years ended May 31, 2008 and 2007. Our net loss was $32,813,000 for fiscal 2008, of which, $849,000 was restructuring costs associated with our Aurora plant, $9,644,000 was stock-based compensation and $10,801,000 was non-cash interest expense. A significant increase in our increased net loss is also directly related to the high cost of laminates for the SolarSave® Tile for low volume purchase quantities, higher than expected freight and manufacturing costs incurred as a result of our need to satisfy tight delivery schedules, a $996,000 increase to warranty reserve related to diode failures of SolarSave® Membrane product shipments and a $372,000 increase to warranty reserve related to tile delamination on a small percentage of early production Solar Save® Tiles. To date, the Company has been unable to sell its products in quantities sufficient to be operationally profitable and is unsure if or when it will become profitable.

The ability of the Company to continue as a going concern is dependent on obtaining additional financing to support its working capital requirements. The Company has received a non-binding term sheet for a proposed equity financing and is currently in the process of negotiating the terms of such financing. Any such equity financing is likely to be substantially dilutive to existing shareholders. As of the date hereof, no definitive term sheet or other financing agreement has been executed and there can be no assurance that the transaction under consideration will be consummated. There may be additional adjustments to the anticipated results as the Company completes its work on the financial statements.

Fiscal year ended May 31, (in thousands):	2,008	2,007
Revenues, net	$6,938	$4,292
Gross (loss)	(4,057)	(4,788)

Selling, general and administrative	18,747	17,084
Research and development	290	513
Restructuring costs	849	—
Impairment of technology agreement and note receivable	—	11,223
Total operating expenses	19,886	28,820

Loss from operations	(23,943)	(33,608)
Other Income (expense)	(12,220)	(9,206)
Loss before income tax benefit	(36,163)	(42,814)
Income tax benefit	3,350	3,262
Net Loss	$(32,813)	$(39,552)

Open Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 29, 2008	By	/s/ Aidan Shields, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).